Exhibit 23.2

Consolidated Financial Statements

Malt LNG Netherlands Holdings B.V.

December 31, 2014

Independent Auditors’ Report

The Board of Directors of

Malt LNG Netherlands Holdings B.V.:

We have audited the accompanying consolidated financial statements of Malt LNG Netherlands Holdings B.V. (and its subsidiaries), which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of income and comprehensive income, changes in total equity (deficiency), and cash flows for each of the years in the three-year period ended December 31, 2014, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Malt LNG Netherlands Holdings B.V. (and its subsidiaries) as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014 in accordance with U.S. generally accepted accounting principles.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, during 2013, the assets and liabilities of the consolidated group was sold from MALT LNG Holdings ApS to a new inactive entity, Malt LNG Netherlands Holdings B.V. These consolidated financial statements reflect the results of the consolidated group on a continuity of interest basis. Our opinion is not modified with respect to this.

/s/ KPMG

Chartered Accountants

March 16, 2015

Vancouver, Canada

MALT LNG NETHERLANDS HOLDINGS B.V. (Note 1)

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in U.S. Dollars)

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
	$	$	$
Voyage revenues (note 9)	197,968,585	205,569,443	169,637,168

Voyage expenses	(867,458)	(1,994,960)	(1,101,056)
Vessel operating expenses (note 11b)	(34,480,640)	(34,025,463)	(26,138,918)
Depreciation and amortization (notes 5 and 6)	(48,433,923)	(46,163,979)	(38,242,059)
Ship management fees (note 11b)	(3,483,391)	(3,386,416)	(1,661,202)
General and administrative (note 11b)	(2,772,605)	(4,122,822)	(8,335,175)

Income from vessel operations	107,930,568	115,875,803	94,158,758

Interest income	268,370	211,472	137,678
Interest expense (notes 11e and 12)	(38,071,358)	(32,036,616)	(19,008,892)
Foreign exchange gain (loss)	249,138	(161,133)	(21,478)
Other (loss) income	(24,611)	(17,144)	554,086

Net income before income tax recovery (expense)	70,352,107	83,872,382	75,820,152
Income tax recovery (expense)	130,580	(200,000)	(149,158)

Net income	70,482,687	83,672,382	75,670,994

Other comprehensive (loss) income:
Unrealized net (loss) gain on qualifying cash flow hedging instruments before reclassifications, net of tax (note 12)	(5,932,116)	251,576	—
Realized loss on qualifying cash flow hedging instruments reclassified from accumulated other comprehensive (loss) income to interest expense (note 12)	2,982,986	—	—

Other comprehensive (loss) income	(2,949,130)	251,576	—

Comprehensive income	67,533,557	83,923,958	75,670,994

See accompanying notes to the consolidated financial statements.

Refer to note 11 for related party transactions.

MALT LNG NETHERLANDS HOLDINGS B.V. (Note 1)

CONSOLIDATED BALANCE SHEETS

(in U.S. Dollars)

	As at December 31, 2014	As at December 31, 2013
	$	$
ASSETS

Current assets
Cash	72,141,957	51,615,032
Accounts receivable and accrued revenue	325,018	9,161,575
Restricted cash (note 4)	4,153,257	6,307,240
Prepaid expenses and deferred debt issuance costs	4,342,127	4,797,110

Total current assets	80,962,359	71,880,957

Long-term assets
Vessels and equipment (note 5)	1,357,803,514	1,389,398,090
Restricted cash (note 4)	11,876,673	4,701,090
Derivative asset (note 12)	—	1,618,305
Deferred debt issuance costs	6,528,534	9,941,752
Other assets	5,210,305	—
Intangible assets (note 6)	841,200	4,257,080

Total assets	1,463,222,585	1,481,797,274

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	215,376	819,183
Accrued liabilities (notes 7 and 12)	5,480,119	5,098,172
Due to related parties (note 11d)	10,979,825	10,396,363
Deferred revenues	4,049,075	2,672,851
Current portion of long-term debt (note 8)	79,446,595	82,090,117
Current portion of derivative liability (note 12)	2,148,377	2,355,243
Current portion of in-process revenue contracts (note 9)	6,668,323	6,668,528

Total current liabilities	108,987,690	110,100,457

Long-term liabilities
Long-term deferred revenues	2,863,310	3,294,254
Long-term debt (note 8)	763,319,270	842,765,865
Derivative liability (note 12)	1,551,680	—
In-process revenue contracts (note 9)	84,061,349	90,730,969

Total liabilities	960,783,299	1,046,891,545

Equity
Share capital (note 10)	121	121
Additional paid-in capital (note 10)	276,913,356	276,913,356
Retained earnings	228,223,363	157,740,676
Accumulated other comprehensive (loss) income (note 12)	(2,697,554)	251,576

Total equity	502,439,286	434,905,729

Total liabilities and equity	1,463,222,585	1,481,797,274

See accompanying notes to the consolidated financial statements.

MALT LNG NETHERLANDS HOLDINGS B.V. (Note 1)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. Dollars)

	Year Ended December 31, 2014 $	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $
Cash provided by (used for)
OPERATING ACTIVITIES
Net income	70,482,687	83,672,382	75,670,994
Non-cash items:
Depreciation and amortization	48,433,923	46,163,979	38,242,059
Amortization of in-process revenue contracts	(6,669,825)	(17,964,926)	(20,515,577)
Amortization of deferred debt issuance costs included in interest expense	3,821,377	3,998,591	2,810,474
Ineffective portion of hedge accounted interest rate swap included in interest expense	13,989	988,514	—
Increase in restricted cash	(5,257,319)	(6,307,240)	—
Change in operating assets and liabilities (note 13)	4,979,958	(3,776,059)	17,471,551
Expenditures for dry docking	(12,501,214)	(9,545,138)	—

Net operating cash flow	103,303,576	97,230,103	113,679,501

FINANCING ACTIVITIES
Decrease (increase) in restricted cash	235,719	(4,701,090)	—
Proceeds from issuance of long-term debt	—	963,000,000	1,063,095,200
Scheduled repayments of long-term debt	(82,090,117)	(1,036,239,218)	(65,000,000)
Equity contribution from shareholders (note 10)	—	121	276,905,751
Debt issuance costs	—	(15,471,695)	(5,042,320)

Net financing cash flow	(81,854,398)	(93,411,882)	1,269,958,631

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(922,253)	(90,580)	—
Acquisition of MALT LNG Transport ApS, net of cash assumed of $10.8 million (note 2)	—	—	(1,335,750,741)

Net investing cash flow	(922,253)	(90,580)	(1,335,750,741)

Increase in cash	20,526,925	3,727,641	47,887,391
Cash, beginning of the year	51,615,032	47,887,391	—

Cash, end of the year	72,141,957	51,615,032	47,887,391

See accompanying notes to the consolidated financial statements.

Supplemental cash flow information (note 13).

MALT LNG NETHERLANDS HOLDINGS B.V. (Note 1)

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIENCY)

(in U.S. Dollars except for number of shares)

		Shareholders’ Equity
	Acquired Predecessor Equity (Deficiency) $	Number of Common Shares	Common Shares $	Additional Paid-In Capital $	Retained Earnings $	Accumulated Other Comprehensive (Loss) Income $	Total Equity (Deficiency) $
Balance as at December 31, 2011 (unaudited)	(1,595,095)	—	—	—	—	—	(1,595,095)

Issuance of common shares	276,905,751	—	—	—	—	—	276,905,751
Net income	75,670,994	—	—	—	—	—	75,670,994

Balance as at December 31, 2012	350,981,650	—	—	—	—	—	350,981,650

Issuance of common shares (note 10)	—	100	121	—	—	—	121
Net income	50,425,486	—	—	—	33,246,896	—	83,672,382
Other comprehensive income	(1,384,969)	—	—	—	—	1,636,545	251,576
Acquisition of MALT LNG Holdings ApS	(400,022,167)	—	—	276,913,356	124,493,780	(1,384,969)	—

Balance as at December 31, 2013	—	100	121	276,913,356	157,740,676	251,576	434,905,729

Net income	—	—	—	—	70,482,687	—	70,482,687
Other comprehensive loss	—	—	—	—	—	(2,949,130)	(2,949,130)

Balance as at December 31, 2014	—	100	121	276,913,356	228,223,363	(2,697,554)	502,439,286

See accompanying notes to the consolidated financial statements.

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in U.S. Dollars, unless indicated otherwise)

1. Basis of Presentation and Significant Accounting Policies

The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or US GAAP). These consolidated financial statements include the accounts of Malt LNG Netherlands Holdings B.V., which is incorporated under the laws of Netherlands, its wholly owned subsidiaries and the Acquired Predecessor, as described below (collectively, the Company). The following is a list of Malt LNG Netherlands Holdings B.V. subsidiaries:

Name of Significant Subsidiaries	Jurisdiction of Incorporation	Proportion of Ownership Interest
MALT LNG Holdings ApS	Denmark	100%
MALT LNG Transport ApS	Denmark	100%
Meridian Spirit ApS	Denmark	100%
Magellan Spirit ApS	Denmark	100%
Methane Spirit LLC	Republic of The Marshall Islands	100%
Membrane Shipping Ltd.	Republic of The Marshall Islands	100%
Malt Singapore Pte. Ltd.	Singapore	100%

Significant intercompany balances and transactions have been eliminated upon consolidation. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Malt LNG Netherlands Holdings B.V. has accounted for the acquisition of its interest in MALT LNG Holdings ApS on August 6, 2013 from its shareholders Teekay Luxembourg S.a.r.l. and Scarlet LNG Transport Co., Ltd. (collectively the Joint Venture Partners) as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. As a result, the consolidated statements of income and comprehensive income, cash flows and changes in total equity for the years ended December 31, 2013 and 2012 reflect the results of operations of MALT LNG Holdings ApS, referred to herein as the Acquired Predecessor, as if Malt LNG Netherlands Holdings B.V. had acquired it when the Acquired Predecessor began operations under the ownership of the Joint Venture Partners. The consolidated statement of equity (deficiency) has been presented to reflect the capital structure of the new entity and retained earnings on a continuity of interest basis. Any difference between the face value of the shares and the value of the previous equity has been presented as additional paid in capital.

The Company evaluated events and transactions occurring after the balance sheet date and through the day the financial statements were available to be issued which was March 16, 2015.

Foreign currency

The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Company is U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year end exchange rates. Resulting gains and losses are reflected separately in the consolidated statements of income and comprehensive income.

Operating revenues and expenses

The principal activity of Malt LNG Netherlands B.V. and its subsidiaries is the transportation of liquefied natural gas (or LNG) through the operation of the Company’s six LNG carriers.

The lease element of time-charters and bareboat charters accounted for as operating leases is recognized by the Company daily over the term of the charter as the applicable vessel operates under the charter. The Company recognizes revenues from the non-lease element of time-charter contracts daily as services are performed. The Company does not recognize revenues during days that the vessel is off-hire.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Voyage expenses and vessel operating expenses are recognized when incurred.

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in U.S. Dollars, unless indicated otherwise)

Business combinations

Except as described above in relation to the transfer of business between entities under common control, the Company uses the acquisition method of accounting for business combinations and recognizes asset acquired and liabilities assumed measured at their fair values on the date acquired. The fair values of the assets and liabilities acquired are determined based on the Company’s valuation. The valuation involves making significant estimates and assumptions which are based on detailed financial models including the projection of future cash flows, the weighted average cost of capital and any cost saving that are expected to be derived in the future.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered.

Vessels and equipment

The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standards required to properly service the Company’s customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 35 years for LNG carriers, from the date the vessel is delivered from the shipyard or a shorter period if regulations prevent the Company from operating the vessels for 35 years.

Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel which are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs and maintenance are expensed as incurred.

Generally, the Company dry docks each of its vessels every five years. In addition, a shipping society classification intermediate survey is performed on the Company’s LNG carriers between the second and third year of the five-year dry-docking period. The Company capitalizes certain costs incurred during dry docking and for the survey and amortizes those costs on a straight-line basis from the completion of a dry docking or intermediate survey over the estimated useful life of the dry dock. The Company includes in capitalized dry docking those costs incurred as part of the dry docking to meet regulatory requirements, or expenditures that either add economic life to the vessel, increase the vessel’s earning capacity or improve the vessel’s operating efficiency. The Company expenses costs related to routine repairs and maintenance performed during dry docking that do not improve operating efficiency or extend the useful lives of the assets.

Vessels and equipment are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values.

Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, relating to bank loan facilities are deferred and amortized using the effective interest rate method over the term of the relevant loan. Amortization of deferred debt issuance is included in interest expense.

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Company applies hedge accounting to its derivative instrument (note 12).

When a derivative is designated as a cash flow hedge, the Company formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognized

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in U.S. Dollars, unless indicated otherwise)

immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Company does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold, repaid or no longer possible of occurring.

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from equity to the corresponding earnings line item in the consolidated statements of income and comprehensive income. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the consolidated statement of income as interest expense. If a cash flow hedge is terminated and the originally hedged items is still considered possible of occurring, the gains and losses initially recognized in equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the consolidated statements of income and comprehensive income. If the hedged items are no longer possible of occurring, amounts recognized in equity are immediately transferred to the earnings line item in the consolidated statements of income and comprehensive income.

Intangible assets

The Company’s finite life intangible assets consist of acquired time-charter contracts and are amortized on a straight-line basis over the remaining term of the time-charters. Finite life intangible assets are assessed for impairment when events or circumstances indicate that the carrying value may not be recoverable.

Income taxes

The legal jurisdictions in which the Company’s Marshall Island and Singapore subsidiaries are incorporated do not impose income taxes upon shipping-related activities. The Company’s Danish subsidiaries are subject to the Danish Tonnage Tax Regime. Under this regime, the applicable tax is based on the weight (measured as net tonnage) of the vessel and the number of days in the taxable period that the vessel is at the Company’s disposal, excluding time required for repairs.

The Company accounts for income taxes using the liability method which requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2014 and December 31, 2013, the Company did not have any material accrued interest and penalties relating to income taxes.

Accumulated other comprehensive (loss) income

The following table contains the changes in the balances of each component of accumulated other comprehensive (loss) income for the periods presented:

Qualifying Cash Flow Hedging Instruments
$
Balance as at December 31, 2012	—
Other comprehensive income	251,576

Balance as at December 31, 2013	251,576

Other comprehensive loss	(2,949,130)

Balance as at December 31, 2014	(2,697,554)

2. Business Combination

On February 28, 2012, the Company acquired six LNG carriers through the purchase of all outstanding capital stock of MALT LNG Transport ApS (formerly Maersk LNG Transport A/S), from Denmark-based A.P. Moller-Maersk A/S (or Maersk), for approximately $1.3 billion. The acquisition was financed with $1.06 billion from secured loan facilities and $265.7 million from the issuance of common stock to its shareholders. Teekay Luxembourg S.a.r.l. and Scarlet LNG Transport Co., Ltd. are joint venture partners holding interest in the Company of 52% and 48%, respectively.

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in U.S. Dollars, unless indicated otherwise)

The Company’s acquisition was accounted for using the purchase method of accounting, based upon estimates of fair value. The estimated fair values of certain assets and liabilities have been determined with the assistance of third-party valuation specialists and were finalized during 2012. The operating results of MALT LNG Transport ApS are reflected in the Company’s consolidated financial statements from February 28, 2012, the effective date of acquisition. During the year ended December 31, 2013 and 2012, the Company recognized $205.6 million and $169.6 million of revenue and $98.2 million and $83.9 million of net income, respectively, resulting from this acquisition. In addition, the Company incurred nil and $1.9 million of acquisition-related expenses for the year ended December 31, 2013 and 2012, respectively, which is reflected in general and administrative expenses.

3. Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and restricted cash – The fair value of the Company’s cash and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.

Derivative instruments – The fair value of the Company’s derivative instrument is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date, taking into account current interest rates and the current credit worthiness of both the Company and the derivative counterparty. The estimated amount is the present value of future cash flows. The Company transacts its derivative instrument through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions. Given the current volatility in the credit markets, it is reasonably possible that the derivative fair value recorded could vary by a material amount in the near term.

Long-term debt – The fair values of the Company’s fixed-rate and variable-rate long-term debt is either based on quoted market prices or estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities.

The Company categorizes the fair value estimates by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets;

Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at a fair value on a recurring basis.

		December 31, 2014		December 31, 2013
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Cash and restricted cash	Level 1	88,171,887	88,171,887	62,623,362	62,623,362
Long-term debt (note 8)	Level 2	(842,765,865)	(827,420,570)	(924,855,982)	(905,144,887)
Derivative instruments (note 12)	Level 2	(4,273,293)	(4,273,293)	(1,367,960)	(1,367,960)

4. Restricted cash

The Company maintains restricted cash deposits relating to certain term loans and secured notes to be used only for operating, dry-docking and debt-service related expenditures. As at December 31, 2014 and 2013 the short-term amount of restricted cash on deposit was $4.2 million and $6.3 million, respectively, and long-term amount of restricted cash on deposit was $11.9 million and $4.7 million, respectively.

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in U.S. Dollars, unless indicated otherwise)

5. Vessels and Equipment

	Cost	Accumulated depreciation	Net book value
	$	$	$
Balance, December 31, 2012	1,458,075,490	(35,369,139)	1,422,706,351
Additions	9,635,718	—	9,635,718
Depreciation and amortization	—	(42,943,979)	(42,943,979)

Balance, December 31, 2013	1,467,711,208	(78,313,118)	1,389,398,090
Additions	13,423,467	—	13,423,467
Depreciation and amortization	—	(45,018,043)	(45,018,043)

Balance, December, 31 2014	1,481,134,675	(123,331,161)	1,357,803,514

6. Intangible Asset

As at December 31, 2014 intangible asset consisted of a time-charter contract. The carrying amount of the intangible asset is as follows:

	December 31, 2014	December 31, 2013
	$	$
Gross carrying amount	10,350,000	10,350,000
Accumulated amortization	(9,508,800)	(6,092,920)

Net carrying amount	841,200	4,257,080

Amortization expense of the intangible asset is $3.4 million, $3.2 million, and $2.9 million for the years ended December 31, 2014, 2013 and 2012, respectively. The intangible asset will be fully amortized in 2015.

7. Accrued Liabilities

	December 31, 2014	December 31, 2013
	$	$
Voyage and vessel expenses	2,264,307	2,612,163
Interest expense	1,445,111	1,603,882
Other general expenses	1,507,701	482,127
Income taxes payable and other	263,000	400,000

	5,480,119	5,098,172

8. Long-term Debt

	December 31, 2014	December 31, 2013
	$	$
U.S. Dollar denominated debt due through 2017	512,000,000	576,000,000
U.S. Dollar denominated debt due through 2021	145,546,875	157,109,372
U.S. Dollar denominated debt due through 2030	185,218,990	191,746,610

Total	842,765,865	924,855,982
Less current portion	(79,446,595)	(82,090,117)

	763,319,270	842,765,865

As at December 31, 2014, the Company had two U.S. Dollar-denominated term loans outstanding in the amount of $266.2 million and $245.8 million. These loans have quarterly interest payments based on LIBOR plus 3.15% and 0.50%, respectively, and bullet repayments of $206.1 million and $190.2 million, respectively, at maturity on March 31, 2017. The term loans are collateralized by first-priority statutory mortgages over the Marib Spirit, Arwa Spirit, Methane Spirit and Magellan Spirit, first priority pledges or charges of all the issued shares of the respective vessel owning subsidiaries, and a guarantee from Teekay LNG Partners L.P. and Marubeni Corporation.

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in U.S. Dollars, unless indicated otherwise)

As at December 31, 2014, the Company had a U.S. Dollar-denominated term loan outstanding in the amount of $145.5 million. This loan has equal quarterly principal repayments of $2.9 million, quarterly interest payments based on LIBOR plus 2.60% and a bullet repayment of $67.5 million at maturity on July 18, 2021. The term loan is collateralized by a first-priority mortgage on the Woodside Donaldson.

As at December 31, 2014, the Company had U.S. Dollar-denominated senior secured notes in the amount of $185.2 million. These notes have quarterly principal repayments and quarterly interest payments based on a fixed rate of 4.11%. The notes have a maturity date of August 1, 2030 and are collateralized by a first-priority mortgage on the Meridian Spirit.

The weighted-average effective interest rate for the Company’s long-term debt outstanding as at December 31, 2014 and December 31, 2013 was 2.69% and 2.66%, respectively. The aggregate annual long-term debt principle repayments required subsequent to December 31, 2014 are $79.4 million (2015), $68.0 million (2016), $428.3 million (2017), $19.7 million (2018), $19.9 million (2019) and $227.5 million (thereafter).

9. In-process Revenue Contracts

As part of the Company’s acquisition of MALT LNG Transport ApS the Company assumed certain LNG charter contracts with terms that were less favorable than the then prevailing market terms. The Company has recognized a liability based on the estimated fair value of these contracts. The Company is amortizing this liability over the estimated remaining terms of the contracts based on the projected revenue to be earned under the contracts and are recorded as part of voyage revenues in the Company’s consolidated statements of income and comprehensive income.

As at December 31, 2014 and 2013 in-process revenue contracts consisted of four time-charter contracts with a weighted-average amortization period of 13.8 years (2013 – 14.8 years). The carrying amount of in-process revenue contracts for the Company is as follows:

	December 31, 2014	December 31, 2013
	$	$
Gross carrying amount	135,880,000	135,880,000
Accumulated amortization	(45,150,328)	(38,480,503)

Net carrying amount	90,729,672	97,399,497
Less current portion	(6,668,323)	(6,668,528)

	84,061,349	90,730,969

Amortization of in-process revenue contracts in each of the five years following 2014 is approximately $6.7 million per year (2015 – 2019) and $57.2 million (thereafter).

10. Share Capital and Additional Paid-in Capital

On July 12, 2013, Malt LNG Netherlands Holdings B.V. issued 100 shares of common stock for 100 Euro (approximately $121) to the Joint Venture Partners. The Company does not have authorized capital.

On August 6, 2013 the Joint Venture Partners contributed its shares in MALT LNG Holdings ApS to Malt LNG Netherlands Holdings B.V. in exchange for additional paid-in capital of Malt LNG Netherlands Holdings B.V.

	December 31, 2014	December 31, 2013
	$	$
Issued and outstanding
100 Common shares	121	121

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in U.S. Dollars, unless indicated otherwise)

11. Related Party Transactions

a.

Teekay Luxembourg S.a.r.l. and Scarlet LNG Transport Co., Ltd. are joint venture partners holding ownership interest in the Company of 52% and 48%, respectively. Marubeni Corporation is the ultimate parent company of Scarlet LNG Transport Co., Ltd. and Teekay Corporation is the ultimate parent company of Teekay Luxembourg S.a.r.l.

b.

The Company and certain of its operating subsidiaries have entered into service agreements with Teekay Shipping Ltd., a wholly-owned subsidiary of Teekay Corporation to which Teekay Shipping Ltd. provides the Company and its subsidiaries with corporate and technical ship management services. In addition, crew training services and transition related services were provided to the Company by Teekay Shipping Ltd. These services are measured at the exchange amount between the parties. For the periods indicated, these related party transactions were as follows:

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
	$	$	$
Crew training expenses included in vessel operating expenses	1,235,011	1,015,685	371,582
Ship management services	2,957,975	2,901,416	1,661,202
Corporate services included in general and administrative	1,885,785	1,848,809	1,025,000
Transition services included in general and administrative	—	—	2,100,000

c.

From time to time, other payments are made by affiliates on behalf of the Company that are not specific to any agreements described above. During the year ended December 31, 2014, nil (2013 – $0.2 million and 2012 – $1.0 million) payments of this nature were made.

d.

The amounts due to related parties are non-interest bearing, unsecured and have no fixed repayment terms. The Company did not incur interest expense from related party balances during the year ended December 31, 2014 and 2013. Balances with related parties are as follows:

	December 31, 2014	December 31, 2013
	$	$
Teekay Shipping Limited	10,849,792	10,176,738
Teekay Corporation	98,805	28,827
Other related parties	31,228	190,798

	10,979,825	10,396,363

e.

As a result of the refinancing completed during 2013, the tranches of the facility were guaranteed by the Joint Venture Partners relative to their proportionate interest. As a result of difference in the credit ratings of the guarantors, the tranche guaranteed by Marubeni Corporation received a lower interest rate than the portion guaranteed by Teekay LNG Partners L.P. by 2.567%. As a result, the Company has agreed to pay the interest rate differential to Marubeni Corporation until the facility matures in 2017 as a payment for their guarantee. The payment, which totaled $6.9 million and $3.0 million for the years ended December 31, 2014 and 2013, respectively, is included in interest expense.

12. Derivative Instruments

The Company uses derivative instruments to manage certain risks in accordance with its overall risk management policies.

Interest Rate Risk:

The Company entered into an interest rate swap, which exchanges a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has designated, for accounting purposes, its interest rate swap as a cash flow hedge.

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in U.S. Dollars, unless indicated otherwise)

As at December 31, 2014, the Company was committed to the following interest rate swap agreement:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Liability $	Average Remaining Term (years)	Fixed Interest Rate (1) (%)
U.S. Dollar-denominated interest rate swap (2)	LIBOR	145,546,875	4,273,293	6.6	2.2

(1)	Excludes the margin the Company pays on its variable-rate debt, which as at December 31, 2014 was 2.60%.
(2)	Notional amount reduces quarterly.

The Company is exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions.

The following table presents the location, type of contract and fair value amount of the derivative instrument on the Company’s consolidated balance sheets.

	Derivative Asset $	Accrued Liabilities $	Current Portion of Derivative Liability $	Derivative Liability $
As at December 31, 2014
Interest rate swap agreement	—	(573,236)	(2,148,377)	(1,551,680)
As at December 31, 2013
Interest rate swap agreement	1,618,305	(631,022)	(2,355,243)	—

For the periods indicated, the following table presents the effective portion of gains (losses) on interest rate contracts designated and qualifying as cash flow hedges that were (1) recognized in other comprehensive (loss) income, (2) recorded in accumulated other comprehensive (loss) income (or AOCI) during the term of the hedging relationship and reclassified to earnings, and (3) recognized in the ineffective portion of (losses) gains on derivative instruments designated and qualifying as cash flow hedges.

As at December 31, 2014	Year Ended December 31, 2014
Balance Sheet (AOCI)	Statement of Income
Effective Portion	Effective Portion	Ineffective Portion
$	$	$
—	—	(13,989)	Interest expense
(2,697,554)	(2,949,130)	—	Other comprehensive loss

(2,697,554)	(2,949,130)	(13,989)

As at December 31, 2013	Year Ended December 31, 2013
Balance Sheet (AOCI)	Statement of Income
Effective Portion	Effective Portion	Ineffective Portion
$	$	$
—	—	(988,514)	Interest expense
251,576	251,576	—	Other comprehensive income

251,576	251,576	(988,514)

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in U.S. Dollars, unless indicated otherwise)

As at December 31, 2014 and 2013, the Company’s accumulated other comprehensive (loss) income included ($2.9) million and $0.3 million net of unrealized gains on its interest rate swap contract designated as a cash flow hedge. As at December 31, 2014, the Company estimated based on then current interest rates, that it would reclassify approximately $2.4 million of losses on its interest rate swap contract from accumulated other comprehensive income to earnings during the next 12 months.

13. Supplemental Cash Flow Information

a.	The changes in operating assets and liabilities for year ended December 31, 2014, 2013 and 2012 are as follows:

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
	$	$	$
Accounts receivable and accrued revenue	3,626,254	(2,276,231)	13,935,536
Prepaid expenses	46,822	(396,955)	2,914,134
Accounts payable	(603,807)	19,067	(5,071,155)
Accrued liabilities	381,947	7,917	6,112,933
Due to related parties	583,462	5,275,731	3,525,537
Deferred revenues	945,280	(6,405,588)	(3,945,434)

	4,979,958	(3,776,059)	17,471,551

b.	During the year ended December 31, 2014, 2013 and 2012 cash paid for interest on long-term debt was $34.0 million, $26.4 million and $14.7 million, respectively.

14. Operating Leases

As at December 31, 2014, the minimum scheduled future revenues in the next five years to be received by the Company for the lease and non-lease elements under charters are approximately $154.9 million (2015), $138.2 million (2016), $114.1 million (2017), $112.4 million (2018) and $114.1 million (2019).

Minimum scheduled future revenues do not include amortization of in-process revenue contracts, revenue generated from new contracts entered into after December 31, 2014, revenue from unexercised option periods on contracts that existed on December 31, 2014 or variable or contingent revenues. Therefore, the minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years.

15. Accounting Pronouncement Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016 and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted. The Company is evaluating the effect of adopting this new accounting guidance.

In April 2014, the FASB issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (or ASU 2014-08) which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is now defined as: (i) a component of an entity or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results; or (ii) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. ASU 2014-08 is effective for fiscal years beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in the financial statements previously issued or available for issuance. The impact, if any, of adopting ASU 2014-08 on the Company’s financial statements will depend on the occurrence and nature of disposals that occur after ASU 2014-08 is adopted.